                                                                 Exhibit 12 (a)
                             J. C. Penney Company, Inc.
                           and Consolidated Subsidiaries

        Computation of Ratios of Available Income to Combined Fixed Charges
                      and Preferred Stock Dividend Requirement







                                                         52 weeks ended
                                                ________________________________
                                                 Oct. 25                Oct. 26
   ($ Millions)                                    1997                  1996
                                                _________           ____________

   Income from continuing operations             $     665           $    1,212
      (before income taxes, before
      capitalized interest, but after
      preferred stock dividend)

   Fixed charges

   Interest (including capitalized
   interest) on:

      Operating leases                                  110                 102
      Short term debt                                   122                 101
      Long term debt                                    473                 298
      Capital leases                                      7                   5
      Credit facility                                    19                   -
      Other, net                                        (14)                  4

                                                 ____________        ___________
   Total fixed charges                                  717                 510

   Preferred stock dividend, before taxes                46                  47

   Combined fixed charges and preferred          ____________        ___________
      stock dividend requirement                        763                 557

   Total available income                        $    1,428          $    1,769
                                                ============        ============
   Ratio of available income to combined
      fixed charges and preferred stock
      dividend requirement                              1.9                 3.2
                                                ============        ============



   The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

   The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 52 week period are inappropriate.